Mutual Fund AND VARIABLE INSURANCE trust

May 23, 2017

VIA ELECTRONIC TRANSMISSION

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund and Variable Insurance Trust (the “Trust”), File No. 333-216244

Dear Ms. Bentzinger:

On February 24, 2017, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Tactical Asset Allocation Fund, a series of Northern Lights Fund Trust III with and into the Rational Select Asset Fund, a series of the Registrant. On May 23, 2017, the Registrant filed Pre-Effective Amendment No. 1 to the N-14 (the “Amendment”). We hereby request that the Commission declare the Amendment effective as of May 25, 2017, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Tanya Goins at (404) 541-2954.

Mutual Fund and Variable Insurance Trust		Northern Lights Distributors, LLC

By:	/s/ Jerry Szilagyi	By:	/s/ Brian Nielsen
Name:	Jerry Szilagyi	Name:	Brian Nielsen
Title:	President	Title:	CEO